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AllStar Dispensary

Cannabis Business

179 Ferry St
Newark, NJ 07105
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $25,000 invested.
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THE PITCH
AllStar Dispensary is seeking investment to open the ultimate CANNABIS DISPENSARY EXPERIENCE in North Jersey; Newark, NJ to be exact. We
will be your premier destination for high-quality cannabis products and exceptional customer service.
First LocationGenerating Revenue
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THE TEAM
Everol Prime
CEO

Everol is a successful serial entrepreneur with 20+ years experience creating and scaling commercial delivery services. Everol owned and sold AllPak
& Reliable Delivery Services, which specialized in the transportation of high-end wine, clothing, precious artwork for prestigious art
galleries/auctions such as Sotheby's, Christie's and more.

Everol is a long time Newark resident with several community awards and accolades for contributions both personal and business oriented. He was
also a member of the United Brotherhood of Carpenters, Jr., where he assisted in the construction of the Brooklyn Academy of Music, World Trade
Center, Presbyterian Hospital and numerous high schools and educational systems.

Janine Squire
COO

Janine Sade-Squire is an accomplished Sr Engineer with over 12 years of experience in (Engineering, Compliance, Manufacturing & Project
Management) working in the heavily regulated pharmaceutical & medical device industry. Janine has a Bachelors from Mercyhurst College and
Masters degree in Pharmaceutical Engineering from NJIT.

Bringing a broad array of highly transferrable skills, Janine's present role as Sr. Compliance Project Manager at (IPS) Integrated Project Services
includes on boarding, training and scaling validation teams. Her manufacturing and industrial engineering backgrounds at Siemens Healthcare
Diagnostics, and experience implementing Lean Six Sigma Continuous Improvement Programs to streamline and scale processes, will prove to be
invaluable for our cannabis operation.

Janine brings a strong commitment to innovation, quality control, project management and safety in the development of medicinal products which
are easily transferrable to the cannabis industry. She has a deep understanding of the technical and regulatory challenges facing the cannabis
industry and is committed to finding innovative solutions.

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OUR STORY

Being of Caribbean descent, cannabis had a strong presence in our culture and everyday living. Growing up West Indian, cannabis was used for healing remedies and relaxation. Eliminating the stigma around cannabis in the US is one of our main drivers in opening this dispensary, followed closely by seeing the direct negative impact that cannabis had specifically on our communities. We realized that the only way we can make a difference in our community is through ownership, where we will be able to employ and allocate equity to those who have experienced challenges in life due to marijuana charges on their record. It's our mission to educate, advocate, and heal our communities through cannabis, the true Allstars.

This business was birthed by Everol Prime in 2022; Everol wasted no time in submitting his application for a micro dispensary when the law passed and the CRC officially starting accepting applications. He faced many cures (revisions to the application) and persevered, this led to the conditional state approval for the micro -dispensary in October 2022 as a social equity recipient
Janine was onboarded in August 2022, which led to scouting for locations in Newark, NJ & building relationships with Newark Cannabis officers
Team buildout for Legal counsel, Operations, Accounting, Compliance, Security, Design & Marketing
Location secured in Newark, NJ as of May 2023
Newark application submitted for municipal approval in May 2023, and currently awaiting decision
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2022
Founded
1,900 sq. ft.
Floor Space
$6,500,000
Projected Annual Revenue
$541,666
Average Monthly Revenue
$80
Average Ticket Size
260 people
Average Daily Customers
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This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
OUR MISSION

To heal our community with natural plant medicine, collective education and equitable employment opportunities. We believe our community is our greatest partner! 1% of our profits will be donated directly back to our host city of Newark and another 1% will go into The Allstars Fund, a community-informed fund used to donate revenue directly back into the communities in which we operate. By building "The Allstars Tribe" our network of community members & consumers, we'll create a community-driven & consumer-centric brand. We'll actively reach out to the community by deploying quarterly surveys to help inform our business decisions.

Create High-Quality Job Opportunities for Local Residents
Create the 1st Employee Owned Cannabis Company
Eliminate the Stigma Surrounding Cannabis with Extensive Education
Develop Cutting Edge Tech Stacks to Automate & Streamline Operations
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This is a preview. It will become public when you start accepting investment.
LOCATION

Our location is in the MOST COVETED section of Newark, NJ called the Ironbound District. It's a historical well-kept section of Newark and we're located smack dab in the middle of the busiest streets in Newark (Ferry St).

Our location was a former Gamestop so the condition is pristine!
Foot traffic equivalent to Midtown Manhattan NYC
We're located in the Most Coveted Section of Newark! (The Ironbound)
800+ Residents in a 5 Mile Radius! 😱
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MODULAR INTERIOR DESIGN

We're creating a revolutionary modular design, which means products and fixtures can easily be moved in accordance to the behavior of the customer!

Modular Design Allows us To Move Fixtures to Boost Sales
Interior Design Engineered to Streamline & Automate Processes
We're Leveraging Our Security Cameras to Track Eye Movement of Customers
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This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.

OUR PROJECTIONS

We'll serve 814,470 residents in a 5 mile radius. Consumers will drive no more than 15 minutes to reach a local cannabis retailer, equating to a five to ten-mile sales radius. Based upon population and other demographics, we project the Newark store will generate revenue of approximately $6.5 million annually!

814,470 Residents in a 5-Mile Radius
$6.5 Million is Sales Projected!
We'll Capture 14% of the Newark Market & 5% of Surrounding Cities
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This is a preview. It will become public when you start accepting investment.
SALES PROJECTIONS (USA & NJ)

USA - Market Size Based on the latest market data taken from Statistica.com "Sales of Legal Recreational Cannabis" is projected to reach $20.4 Billion in 2023 and grow to $25.1 Billion by 2025. The following chart taken from Headset.io shows the latest revenue projections for adult-use sales in NJ for year one being $740 Million based on the MA comparables and overflow from NYC and PA cross border purchasers.

US Based Cannabis Sales Projected to Reach $20.4 Billion in 2023
Cannabis Sales Projected to Reach $25.1 Billion in 2025
NJ Projected to do $740 Million in Cannabis Sales in 2023
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2022
Founded
1,900 sq. ft.
Floor Space
$80
Average Ticket Size
$6,500,000
Projected Annual Revenue
$341,666
Average Monthly Revenue
280
Average Daily Customers
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This is a preview. It will become public when you start accepting investment.
TEAM EXPERIENCE

We've assembled one of the most EXPERIENCED team of service providers to support our mission!

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This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
ALLSTAR DISPENSARY PITCHING LIVE AT REAL CANNABIS ENTREPRENEUR CONFERENCE 2023

AllStar pitching in front of 1,000+ Audience

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This is a preview. It will become public when you start accepting investment.
HOW WE'RE CONTRIBUTING TO THE COMMUNITY

AllStar will support the Community Benefits Plan at the highest level of our organization. Our senior management will be responsible for overseeing the implementation of the Community Benefits Plan, including designating the programs or activities to be included in the plan, allocating the resources, and ensuring its regular evaluation.

Career Fairs
Educational Seminars for Seniors/Veterans
Cannabis Job Training
Cannabis Care for Pets
Health & Wellness Clinics
Plant Medicine & Herbology Classes
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This is a preview. It will become public when you start accepting investment.
COMMITMENT TO DIVERSITY & INCLUSION

Allstar Dispensary is 100% black, woman and immigrant owned! We're implementing measures to ensure our policies continue to protect against discrimination in employment. Additionally, we will exhibit evidence of diversity and inclusion by including minorities, immigrants, veterans & LGBTQ+ in AllStar's workforce. Finally, AllStar will make significant efforts to employ individuals who fall into the category of protected classes ie. (Individuals who are 40+)

100% Black, Woman & Immigrant Owned Company
Diverse Employees including BIPOC, Veterans & LGBTQ+
Newark Resident Hiring Preference (We're aiming for 60%+ local employees)
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This is a preview. It will become public when you start accepting investment.
FAIR PAY FOR OUR EMPLOYEES

As good moral stewards, it is crucial to AllStar Dispensary, that all employees are taken care of through compensation and benefits. All employees will be paid above the State of New Jersey's minimum wage which is $13.00 per hour. Our average hourly rate is $19.75 per hour + health benefits & quarterly revenue sharing. The

Our Average Wage is $19.75/hr (236% higher than baseline)
Quarterly Revenue Sharing Bonuses for Employees
Dispensary Manager will be paid a minimum of $26 per hour plus benefits & quarterly revenue sharing
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EMPLOYEE REVENUE SHARING

AllStar is committed to making all employees shareholders. We will do this by creating quarterly projections and offering from 50% of the excess profits to be divided amongst the full and part-time employees on a quarterly payout. By doing this, all employees have the chance earn bonuses with the profitability of the company.

Revenue Sharing with Employees
All Employees are Shareholders!
Employee Turnover Deterrent
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ALLSTAR DISPENSARY OWNERS PITCHING LIVE ON STAGE!
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Watch us pitch live on stage at the Real Cannabis Entrepreneur Conference in Newark, NJ (Oct 2023(

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ALLSTAR DISPENSARY IN PITCH CONTE
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APRIL 2021

CEO (Everol Prime) birthed the idea of AllStar Dispensary

MARCH 2022

Everol submits application to NJ for a microbusiness (class-5) cannabis retail license

MAY 2022

AllStar Dispensary is awarded a conditional license from NJ-CRC

AUGUST 2022

Janine Sade-Squire bought onboard as COO (Chief Operating Officer)

SEPTEMBER 2022

Gary George, Founder of Largest Cannabis Conference in NJ (Real Cannabis Entrepreneur Conference) comes onboard as a consultant & partner!

NOV 2022

Retail location in the Green Zone acquired and secured!

JUNE 2023

Newark application submitted for municipal approval in May 2023, and currently awaiting decision

OCT 2023

AllStar Dispensary pitches live onstage @ The Real Cannabis Entrepreneur Conference to an audience of 1,000+

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Electronics (tablets, cameras) $25,000
Finishes & furniture $12,300
Mainvest Compensation $2,700
Total $40,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$6,741,040	$10,598,575	$14,335,528	$15,769,081	$16,557,535
Cost of Goods Sold	$3,956,966	$6,544,815	$9,000,739	$9,900,813	$10,395,854
Gross Profit	$2,784,074	$4,053,760	$5,334,789	$5,868,268	$6,161,681

EXPENSES

Operating Expenses	$1,723,417	$2,437,946	$3,107,345	$3,418,079	$3,588,983
Operating Profit	$1,060,657	$1,615,814	$2,227,444	$2,450,189	$2,572,698

This information is provided by AllStar Dispensary. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2023 Balance Sheet
Investment Round Status
Target Raise $40,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends September 8th, 2023
Summary of Terms
Legal Business Name AllStar Dispensary
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 0.5%-1.6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2029
Financial Condition
No operating history

AllStar Dispensary was established in March,,2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the AllStar Dispensary's fundraising. However, AllStar Dispensary may require additional funds from alternate sources at a later date.

Forecasted milestones

AllStar Dispensary forecasts the following milestones:

Hire for the following positions by April 2024: Floor Manager, Budtenders, Compliance Manager and Driver

Achieve [$3,500,000] revenue per year by [2025 (Y2)].

Achieve [$1,000,000] profit per year by [2025].

Historical milestones

AllStar Dispensary has been established since March, 2023 and has since achieved the following milestones:

Secured lease in May 2023 in Newark NJ

Risk Factors
CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of AllStar Dispensary to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

AllStar Dispensary operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. AllStar Dispensary competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from AllStar Dispensary's core business or the inability to compete successfully against the with other competitors could negatively affect AllStar Dispensary's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in AllStar Dispensary's management or vote on and/or influence any managerial decisions regarding AllStar Dispensary. Furthermore, if the founders or other key personnel of AllStar Dispensary were to leave AllStar Dispensary or become unable to work, AllStar Dispensary (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which AllStar Dispensary and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, AllStar Dispensary is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

AllStar Dispensary might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If AllStar Dispensary is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt AllStar Dispensary

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect AllStar Dispensary's financial performance or ability to continue to operate. In the event AllStar Dispensary ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither AllStar Dispensary nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

AllStar Dispensary will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and AllStar Dispensary is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although AllStar Dispensary will carry some insurance, AllStar Dispensary may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, AllStar Dispensary could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect AllStar Dispensary's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of AllStar Dispensary's management will coincide: you both want AllStar Dispensary to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want AllStar Dispensary to act conservative to make sure they are best equipped to repay the Note obligations, while AllStar Dispensary might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If AllStar Dispensary needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with AllStar Dispensary or management), which is responsible for monitoring AllStar Dispensary's compliance with the law. AllStar Dispensary will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if AllStar Dispensary is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if AllStar Dispensary fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of AllStar Dispensary, and the revenue of AllStar Dispensary can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of AllStar Dispensary to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by AllStar Dispensary. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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